                    SECURITIES AND EXCHANGE COMMISSION
                          Washington, D.C. 20549

                                SCHEDULE 13G

                 Under the Securities Exchange Act of 1934
                             (Amendment No. ...)*


                          MetroCorp Bancshares, Inc.
--------------------------------------------------------------------------------
                              (Name of Issuer)


                    Common Stock $1.00 Par Value Per Share
--------------------------------------------------------------------------------
                       (Title of Class of Securities)


                               591650 10 6
                     ----------------------------------
                              (CUSIP Number)

    *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

    The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP No. 591650 10 6                 13G                     Page 2 of 7 Pages
          -----------

-------------------------------------------------------------------------------
 1   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON

     HELEN F. CHEN

-------------------------------------------------------------------------------
 2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP    (A)  / /
                                                         (B)  / /
     NONE
-------------------------------------------------------------------------------
 3   SEC USE ONLY

-------------------------------------------------------------------------------
 4   CITIZENSHIP OR PLACE OF ORGANIZATION

     UNITED STATES OF AMERICA

-------------------------------------------------------------------------------
 NUMBER OF SHARES             5 SOLE VOTING POWER
 BENEFICIALLY                        71,656
 OWNED BY                    --------------------------------------------------
 EACH REPORTING               6 SHARED VOTING POWER
 PERSON WITH:                       484,128
                             --------------------------------------------------
                              7 SOLE DISPOSITIVE POWER
                                     71,656
                             --------------------------------------------------
                              8 SHARED DISPOSITIVE POWER
                                    0
-------------------------------------------------------------------------------
 9   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                               555,784
-------------------------------------------------------------------------------
10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
          / /
-------------------------------------------------------------------------------
11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
                                 7.9%
-------------------------------------------------------------------------------
12   TYPE OF REPORTING PERSON*
          IN
-------------------------------------------------------------------------------

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CUSIP No. 591650 10 6                 13G                     Page 3 of 7 Pages
          -----------

-------------------------------------------------------------------------------
 1   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON

     METRO INVESTMENT GROUP, INC.

-------------------------------------------------------------------------------
 2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP    (A)  / /
                                                         (B)  / /
     NONE
-------------------------------------------------------------------------------
 3   SEC USE ONLY

-------------------------------------------------------------------------------
 4   CITIZENSHIP OR PLACE OF ORGANIZATION

     TEXAS

-------------------------------------------------------------------------------
 NUMBER OF SHARES             5 SOLE VOTING POWER
 BENEFICIALLY                        0
 OWNED BY                    --------------------------------------------------
 EACH REPORTING               6 SHARED VOTING POWER
 PERSON WITH:                        484,128
                             --------------------------------------------------
                              7 SOLE DISPOSITIVE POWER
                                     0
                             --------------------------------------------------
                              8 SHARED DISPOSITIVE POWER
                                     484,128
-------------------------------------------------------------------------------
 9   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                               484,128
-------------------------------------------------------------------------------
10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
          / /
-------------------------------------------------------------------------------
11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
                                 6.9%
-------------------------------------------------------------------------------
12   TYPE OF REPORTING PERSON*
          CO
-------------------------------------------------------------------------------

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                                   ITEM 1(a)

Name of issuer: The name of the issuer is MetroCorp Bancshares, Inc. ("Bancshares").

                                   ITEM 1(b)

Address of issuer's principal executive offices: The principal executive office of Bancshares is 9600 Bellaire Boulevard, Suite 252, Houston, Texas 77036

                                   ITEM 2(a)

Name of person filing: The reporting persons are Helen F. Chen and Metro Investment Group, Inc.

                                   ITEM 2(b)

Address or principal business office or, if none, residence: The address of Helen F. Chen is 9600 Bellaire Boulevard, Suite 252, Houston, Texas 77036 and the address of Metro Investment Group, Inc. is 5511 Woodville Lane, Spring, Texas 77379.

                                   ITEM 2(c)

Citizenship: Helen F. Chen is a citizen of the United States of America and Metro Investment Group, Inc. is organized in the State of Texas.

                                   ITEM 2(d)

Title of class of securities: The class of securities of Bancshares owned beneficially by Helen F. Chen and Metro Investment Group, Inc. is common stock, $1.00 par value (the "Common Stock").

                                   ITEM 2(e)

CUSIP Number: 591650 10 6

                                    ITEM 3

Not applicable

                                    ITEM 4

Ownership:

(a) The amount of securities beneficially owned by Helen F. Chen is 555,784 shares of Common Stock, which includes 484,128 shares held of record by Metro Investment Group, Inc., of

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     which Ms. Chen is the President and has voting control.  The amount of securities beneficially owned by Metro Investment Group, Inc. is 484,128 shares of Common Stock.

(b) The percent of the class of Common Stock beneficially owned by Helen F. Chen is 7.9%. The percent of the class of Common Stock beneficially owned by Metro Investment Group, Inc. is 6.9%.

(c) Helen F. Chen and Metro Investment Group, Inc. each has the shared power to vote or to direct the vote of 484,128 shares of the Common Stock and Metro Investment Group, Inc. has the shared power to dispose or to direct the disposition of 484,128 shares of the Common Stock.

     Helen F. Chen has the sole power to vote or to direct the vote of 71,656 shares of the Common Stock and the sole power to dispose or to direct the disposition of 71,656 shares of the Common Stock.

                                    ITEM 5

Ownership of 5 Percent or Less of a Class:  Not applicable

                                    ITEM 6

Ownership of More than 5 Percent on Behalf of Another Person:  Not applicable

                                    ITEM 7

Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company: Not applicable

                                    ITEM 8

Identification and Classification of Members of the Group  Not applicable

                                    ITEM 9

Notice of Dissolution of Group:  Not applicable

                                    ITEM 10

Certification:  Not applicable

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SIGNATURE

    After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                       February 10, 1999
                                       ----------------------------------------
                                       (Date)


                                       /s/ Helen F. Chen
                                       ----------------------------------------
                                       (Signature)


                                       Helen F. Chen
                                       ----------------------------------------
                                       (Name/Title)


                                       METRO INVESTMENT GROUP, INC.



                                       By:  /s/ Helen F. Chen
                                            -----------------------------------
                                            Helen F. Chen


                                       Its: President
                                            -----------------------------------

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                                   EXHIBIT 1

                                   AGREEMENT

    The undersigned reporting person hereby agrees that the statements filed pursuant to this Schedule 13G dated February 12, 1999, to which this Agreement is filed as an exhibit, is filed on behalf of her.


                                       /s/ Helen F. Chen
                                       ----------------------------------------
                                       Helen F. Chen


                                       METRO INVESTMENT GROUP, INC.



                                       By:  /s/ Helen F. Chen
                                            -----------------------------------
                                            Helen F. Chen


                                       Its: President
                                            -----------------------------------







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